2303 W 41st Ave Vancouver, BC V6M 2A3 ELN: TSX.V ELNOF: OTCBB FRANKFURT: E7Q

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

EL NINO VENTURES INC. CLOSES $0.90/UNIT BROKERED PRIVATE PLACEMENT FINANCING

August 30, 2007, Vancouver, BC – El Niño Ventures Inc. (the “Company”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has closed its previously announced brokered private placement of 5,888,889 units at a price of $0.90 per unit (the “Units”) for gross proceeds to the Company of $5,300,000.10.  Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).  Each Warrant entitles the holder thereof to purchase one Common Share for a period of 18 months following the closing date at a price of $1.40.  The proceeds from the financing will be used for exploration, drilling, and engineering at the Company’s properties in the Democratic Republic of Congo and for general corporate purposes.

Cormark Securities Inc. as lead agent and Haywood Securities Inc. (collectively the “Agents”) acted as agents for this financing.  As consideration for their participation in the offering, the Agents received a cash commission equal to 6% of the total proceeds raised and 353,333 compensation options, each of which is exercisable into one unit at a price of $0.90 expiring on February 28, 2009.  These units have the same terms as the Units sold under the private placement.

All securities issued pursuant to this private placement are subject to a four month hold period that expires on December 31, 2007.

The securities issued in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.